CUSIP No. 268664109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

EMC INSURANCE GROUP INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

268664109

(CUSIP Number)

Todd A. Strother

Senior Vice President-Chief Legal Officer

Employers Mutual Casualty Company

717 Mulberry Street

Des Moines, Iowa 50309

(515) 345-7316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with a copy to-

Steven R. Barth

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI  53202-5306

(414) 297-5662

May 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

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1	Name of Reporting Person Employers Mutual Casualty Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,771,778

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,771,778

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,771,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 54.5%

14	Type of Reporting Person HC

CUSIP No. 268664109

This Amendment No. 2 to Schedule 13D amends Amendment No. 1 to Schedule 13D (“Amendment No. 1”), dated January 31, 2019, which amended Schedule 13D, dated November 15, 2018 (“Original Schedule 13D” and, together with Amendment No. 1, “Schedule 13D”), and is being filed by Employers Mutual Casualty Company (the “Reporting Person”) with respect to the shares of common stock, $1.00 par value, of EMC Insurance Group Inc., an Iowa corporation (the “Issuer”).  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.                                                         Source and Amount of Funds and Other Consideration

Item 3 of Original Schedule 13D is amended by deleting the second paragraph and inserting the following paragraph at the end of such Item:

The Reporting Person estimates that the aggregate consideration that would be required to complete the Merger (as described and defined in Item 4) would be approximately $356 million.  These payments are expected to be funded entirely by a combination of existing cash and available credit resources, which may include proceeds from the issuance of surplus notes.  The obtaining of financing is not a condition to the obligations of the Reporting Person or Merger Sub to effect the Merger.

Item 4.                                                         Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following:

On May 8, 2019, the Reporting Person, Oak Merger Sub, Inc. (“Merger Sub”) and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer, the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation and a wholly owned subsidiary of the Reporting Person (the “Merger”).  As a result of the Merger, the Reporting Person’s ownership of the Issuer will increase from approximately 55% to 100%.

At the effective time of the Merger, each share of common stock of the Issuer that is issued and outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive $36.00 per share of common stock in cash, without interest and subject to adjustment as provided in the Merger Agreement (the “Merger Consideration”), other than shares of common stock that are (i) held by Merger Sub, the Reporting Person or any subsidiary of the Issuer; and (ii) held by any shareholders who have demanded and perfected their right to appraisal of their shares in accordance with Division XIII of the Iowa Business Corporation Act and have not withdrawn or otherwise lost such rights to appraisal (the “Excluded Shares”).  At the effective time of the Merger, each share of common stock, other than the Excluded Shares, will automatically be cancelled and cease to exist, except the right to receive the Merger consideration.

At the effective time of the Merger:

•                  Each vested option to purchase shares of common stock that is outstanding immediately prior to the effective time of the Merger with an exercise price per share that is less than the Merger Consideration will be cancelled in exchange for an amount in cash equal to the

CUSIP No. 268664109

product of (a) the excess of the Merger Consideration over the per share exercise price of the option, and (b) the number of shares of common stock underlying the option. Any vested or unvested option that is outstanding immediately prior to the effective time of the Merger with an exercise price per share that is equal to or greater than the Merger Consideration will be cancelled at the effective time of the Merger for no consideration;

•                  Each restricted share of common stock that is outstanding and vested immediately prior to the effective time of the Merger will be treated as issued and outstanding common stock. Each restricted share that is outstanding and not vested immediately prior to the effective time of the Merger will be forfeited to the Issuer and converted into a right to receive from the Reporting Person payment of cash in an amount equal to the Merger Consideration, which right shall continue to be subject to the vesting conditions and risk of forfeiture applicable to the unvested restricted share that was converted; and

•                  Each restricted share unit that is outstanding immediately prior to the effective time of the Merger will be canceled, extinguished and converted into a right to receive from the Reporting Person payment of cash in an amount equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares of common stock underlying such restricted stock unit, which right will continue to be subject to the vesting conditions and risk of forfeiture applicable to the restricted share unit from which it was converted. Any amount that becomes payable due to the satisfaction of the applicable vesting conditions shall be payable at the same time as the related restricted share unit would have become payable, other than with respect to certain retired employees, which rights shall be payable within 15 business days after the closing date. If no vesting conditions remain applicable to the restricted share unit from which such right was converted at the effective time of the Merger, then such right will be payable within 15 business days after the closing date.

Consummation of the Merger is subject to certain customary conditions, including approval by the Issuer’s shareholders as described below and receipt of required regulatory approvals. The closing of the Merger is subject to a non-waivable condition that the Merger Agreement be adopted by the affirmative vote of (i) the holders of at least a majority of all outstanding shares of the Issuer’s common stock and (ii) the holders of at least a majority of the outstanding shares of the Issuer’s common stock owned by the Issuer’s shareholders, other than the Reporting Person and certain executive officers and directors of the Issuer and the Reporting Person, in each case, entitled to vote on the Merger at a meeting of shareholders duly called and held for such purpose.

The Merger Agreement contains representations, warranties and covenants of the Issuer, the Reporting Person and the Merger Sub, including among others, covenants by the Issuer concerning the conduct of its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.  The Merger Agreement also contains customary termination rights, including the right of either the Issuer or the Reporting Person to terminate the Merger Agreement if the Merger has not been consummated on or prior to December 31, 2019 or if the required shareholder vote (discussed above) is not obtained after a vote of the shareholders of the Issuer.

CUSIP No. 268664109

If the Merger is consummated, it would result in certain of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Issuer’s common stock from the NASDAQ Global Select Market, the Issuer’s common stock becoming eligible for termination from registration pursuant to Section 12(b) of the Securities Act of 1933, as amended, and as otherwise described herein.

Item 7.                                                         Material to be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to add the following exhibits:

99.5        Agreement and Plan of Merger, dated May 8, 2019, by and among Employers Mutual Casualty Company, Oak Merger Sub, Inc. and EMC Insurance Group, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 9, 2019).

CUSIP No. 268664109

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2019

EMPLOYERS MUTUAL CASUALTY COMPANY

By:	/s/ David J.W. Proctor, J.D.
Name: David J.W. Proctor, J.D.
Title: Chairman of the Board of Directors